Exhibit 12.1
NABORS INDUSTRIES, LTD. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Three Months Ended March 31,
	2003	2004	2005	2006	2007	2007	2008
Income before income taxes from continuing operations	$167,740	$333,628	$857,155	$1,427,902	$1,135,331	$341,799	$287,129
Less earnings from affiliates, net of dividends	(919)	(2,057)	(2,600)	(18,111)	(5,136)	(6,855)	6,606
Add amortization of capitalized interest	896	1,017	1,267	1,855	2,501	634	758
Add fixed charges as adjusted (from below)	74,107	51,329	47,786	49,731	57,585	13,897	19,161

Earnings (1)	$241,824	$383,917	$903,608	$1,461,377	$1,190,281	$349,475	$313,654

Fixed charges:
Interest expense:
Interest on indebtedness	$39,585	$23,055	$19,086	$36,543	$43,339	$10,471	$15,442
Capitalized	903	1,887	4,173	9,495	9,853	2,598	2,037
Amortization of debt related costs (a)	31,155	25,452	25,763	10,043	10,363	2,581	2,667
Interest portion of rental expense	3,367	2,822	2,937	3,145	3,883	845	1,052

Fixed charges before adjustments (2)	75,010	53,216	51,959	59,226	67,438	16,495	21,198
Less capitalized interest	(903)	(1,887)	(4,173)	(9,495)	(9,853)	(2,598)	(2,037)

Fixed charges as adjusted	$74,107	$51,329	$47,786	$49,731	$57,585	$13,897	$19,161

Ratio (earnings divided by fixed charges before adjustments)(1)/(2)	3.22	7.21	17.39	24.67	17.65	21.19	14.80

(a)	Includes deferred financing, discount and premium amortization.